UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

PhotoChannel Networks Inc. March 31, 2003 2003 05 30

ISSUER ADDRESS

506 - 425 Carrall Street

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO

Vancouver B. C. V6B 6E3 604-893-8966 604-893-8955

CONTACT NAME CONTACT POSITION CONTACT TELEPHONE NO.

Robert Chisholm C. F. O. 604-893-8955 ext. 224

CONTACT EMAIL ADDRESS WEBSITE ADDRESS

rchisholm@photochannel.com www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Y M D

/s/"Peter Scarth" Peter Scarth 2003 05 30

Director's Signature Print Full Name Date Signed

/s/"Cory Kent" Cory Kent 2003 05 30

Director's Signature Print Full Name Date Signed

PhotoChannel Networks Inc.

Consolidated Balance Sheet

Unaudited - Prepared by Management

(expressed in Canadian dollars)

	March 31, 2003	September 30, 2002

Assets

Current assets
Cash and cash equivalents	$62,557	$85,586
Short-term deposits	15,000	15,000
Accounts receivable	249,910	117,685
Prepaid expenses	32,235	34,967

	359,702	253,238

Capital assets	164,493	455,999

	$524,195	$709,237

Liabilities

Current liabilities
Accounts payable	$1,952,305	$2,324,905
Accrued liabilities	240,579	256,556
Due to related parties	102,192	273,612
Demand loan	292,650	-

	$2,587,726	$2,855,073

Shareholders' Deficiency

Capital stock	$27,748,149	$26,390,849
Contributed surplus	6,189,605	6,189,605
Loans receivable	(227,470)	(227,470)
Warrants	3,214,845	3,214,845
Limited partnership equity	1,365,000	1,250,000
Deficit	(40,353,660)	(38,963,665)

	(2,063,531)	(2,145,836)

	$524,195	$709,237

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Consolidated Statements of Income (Loss) and Deficit

Unaudited - Prepared by Management

(expressed in Canadian dollars)
	Three Months Ended		Six Months Ended
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Revenue	$105,834	$31,322	$174,303	$84,745

Cost of sales	23,145	12,815	36,412	94,362

Gross profit (loss)	82,689	18,507	137,891	(9,617)

Expenses
General and administration	410,861	294,664	739,416	1,203,632
Sales and marketing	145,105	45,777	253,848	119,677
Research and development	162,117	174,695	312,977	339,121
Amortization	55,261	332,032	266,376	445,013

	773,344	847,168	1,572,617	2,107,443

Net loss from operations	(690,655)	(828,661)	(1,434,726)	(2,117,060)

Other Income (loss)
Expense recovery	163,419	-	163,419	2,746,944
Loss on disposal of property, plant and equipment	(1,840)	-	(119,257)	-
Translation loss	756	69,124	335	(111,620)
Interest and miscellaneous income	19	44	234	537
	162,354	69,168	44,731	2,635,861

Net (loss) gain for the period	(528,301)	(759,493)	(1,389,995)	518,801

Deficit - beginning of period	(39,825,359)	(35,833,710)	(38,963,665)	(37,112,004)

Deficit - end of period	$40,353,660)	$(36,593,203)	$(40,353,660)	$(36,593,203)

(Loss) Gain per share attributable to common shareholders	$(0.01)	$(0.02)	$(0.02)	$0.01

Weighted average number of common shares outstanding	87,130,643	44,834,691	87,130,643	44,834,691

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Unaudited - Prepared by Management
	Three Months Ended		Six Months Ended
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Cash flows from operating activities
Net (loss) gain for the period	$(528,301)	$(759,493)	$(1,389,995)	$518,801
Items not affecting cash
Amortization	55,261	332,032	266,376	445,013
Loss on sale of property, plant and equipment	1,840	-	119,257	-

	(471,200)	(427,461)	(1,004,362)	963,814
Net change in non-cash working capital items	(192,154)	27,363	(689,490)	(3,075,834)

	(663,354)	(400,098)	(1,693,852)	(2,112,020)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,842)	-	(197,902)	-
Proceeds from sale of property, plant and equipment	3,775	4,799	103,775	33,489
Short term deposits	-	10,187	-	10,187

	1,933	14,986	(94,127)	43,676

Cash flows from financing activities
Cash in trust	-	1,099	-	(1,208)
Advance on private placement	-	382,982	-	(125,891)
Demand loan	(66,947)	-	292,650	(467,986)
Issuance of common shares and exercise of common share purchase warrants - net of financing costs	566,947	-	1,357,300	-
Issuance of special warrants	-	-	-	2,657,638
Issuance of limited partnership units	-	-	115,000	-

	500,000	384,081	1,764,950	2,062,553

Increase (decrease) in cash and cash equivalents	(161,421)	(1,031)	(23,029)	(5,791)

Cash and cash equivalents - beginning of period	223,978	1,031	85,586	5,791

Cash and cash equivalents - end of period	$62,557	$ -	$62,557	$ -

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.

Notes to Consolidated Financial Statements

March 31, 2003

Unaudited - Prepared by Management

(expressed in Canadian dollars)

Note 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2002 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2002 annual financial statements.

Note 2:

Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER FOR QUARTER ENDED DATE OF REPORT

Y M D

PhotoChannel Networks Inc. March 31, 2003 2003 05 30

ISSUER ADDRESS

506 - 425 Carrall Street

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO

Vancouver B. C. V6B 6E3 604-893-8966 604-893-8955

CONTACT NAME CONTACT POSITION CONTACT TELEPHONE NO.

Robert Chisholm C. F. O. 604-893-8955 ext. 224

CONTACT EMAIL ADDRESS WEBSITE ADDRESS

rchisholm@photochannel.com www.photochannel.com

CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Y M D

/s/"Peter Scarth" Peter Scarth 2003 05 30

Director's Signature Print Full Name Date Signed

/s/"Cory Kent" Cory Kent 2003 05 30

Director's Signature Print Full Name Date Signed

SCHEDULE "B"

PhotoChannel Networks Inc.

Year-To-Date Ended March 31, 2003

1. Analysis of expenses and deferred costs

March 31, 2003
General and administration
Accounting and legal	24,578
Investor relations	20,000
Office and miscellaneous	93,122
Public company fees	31,571
Salaries and consulting	509,824
Rent	60,321
739,416

Sales and marketing
Miscellaneous	19,263
Salaries and consulting	234,585
253,848

Research and development
Salaries and consulting	311,907
Miscellaneous	1,070
312,977

2. Related Party Transactions

As at March 31, 2003, the Company had accrued fees of approximately $102,192 to a company owned by a current director and officer.

3. Summary of securities issued and options granted during the period.

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Type of Commission Paid
January 2003	Common Shares	Private Placement	5,669,470	$0.10	$566,947	Cash	Nil

(b) Summary of options granted during the period.

Date	Number	Name of Insider Optionee	Description of other optionee	Exercise Price	Expiry Date
NIL

4. Summary of Securities as at the end of the reporting period

(a) Authorized Share Capital as at March 31, 2003

Class	Authorized
Common Shares	500,000,000
Preferred Shares	10,000,000

(b) Number and Value of Shares Issued and Outstanding as at March 31, 2003

Class	Issued	Value
Common Shares	91,821,538	$6,427,508

(c) Options, Warrants and Convertible Securities Outstanding as at March 31, 2003

Security	Number	Exercise Price	Value	Expiry Date
Common Share Purchase Warrants	1,000,000	$1.75 US	$1,750,000	May 11, 2005
Common Share Purchase Warrants	4,325,000	$0.10	$108,125	July 26, 2004
Common Share Purchase Warrants	700,000	$0.10	$17,500	July 26, 2004
Stock Options	87,000	$0.15	Nil	Oct 8, 2003
Stock Options	8,333	$0.15	Nil	Feb 3, 2004
Stock Options	125,000	$0.15	Nil	Apr 20, 2004
Stock Options	425,000	$0.15	Nil	Mar 16, 2005
Stock Options	100,000	$0.15	Nil	May 31, 2005
Stock Options	355,736	$1.05	Nil	June 28, 2005
Stock Options	50,000	$0.15	Nil	June 29, 2005
Stock Options	200,000	$1.00US	Nil	July 25. 2005
Stock Options	99,320	$0.15	Nil	July 25. 2005
Stock Options	199,320	$0.15	Nil	Aug 10, 2005
Stock Options	100,000	$0.15	Nil	Oct 2, 2005
Stock Options	100,000	$0.15	Nil	Oct 27, 2005
Stock Options	65,000	$0.15	Nil	Nov 17, 2005
Stock Options	4,950,000	$0.15	Nil	July 26, 2006
Stock Options	6,049,611	$0.15	Nil	May, 27, 2007
Stock Options	250,000	$0.15	Nil	July 18, 2007

(d) Shares in Escrow as at March 31, 2003

NIL

5. List of directors and officers as at March 31, 2003

Directors

Peter Scarth

Peter Fitzgerald

Cory Kent

Officers

Peter Scarth, President and Chief Executive Officer

Kyle Hall, EVP Business Development and Corporate Secretary

Timothy J Kerbs, EVP Operations

Robert Chisholm, Chief Financial Officer

Mo Asgari, V.P. Technology

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

PhotoChannel Networks Inc. ("PhotoChannel" or "Company") is an Internet infrastructure company providing the Photofinishing retailer with an electronic "turnkey" networked solution enabling its Photofinishing retailers to provide their customers with film processing, scanning, storage and printing of traditional and digital images through the ease of an online environment. The functionality of the Company's Network technology also allows customers of the Photofinishing retailer to print their images to any networked location within a Photofinishing retailer or within the Network as a whole, or provides the choice of home delivery, at the option of the Photofinishing retailer.

PhotoChannel's Network electronically connects the Photofinishing retailer and its customers through the Internet and additionally provides hosting, storage and back-end reporting. This turnkey network solution enables the Photofinishing retailer to meet the needs of its customers for both film and digital photography.

The Company has focused its operational efforts on deploying the PhotoChannel Network within Photofinishing retail partner locations.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange ("TSX-V") in Canada (symbol - PNI). The accompanying financial statements are for its second quarter ended March 31, 2003 and are expressed in Canadian dollars.

Operations and Financial Condition

Revenue for the six months ended March 31, 2003 was $174,303 versus $84,745 the same period last year. Revenue increased 106% for the period ended March 31, 2003, compared to the same period last year as the Company has contracted with significant Photofinishing retailers in Canada and the United States, which commenced in late 2002, as follow: Black Photo Corporation - October 2002; Giant Eagle, Inc. - December 2002; and Loblaws Companies Limited - February 2003

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: Photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating Photofinishing retailer. The Company charges its Photofinishing retailers an installation fee, a monthly fee for their connection to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the Photofinishing retailers a storage fee, if selected, for the storage of their digital images.

The Company reported a gross profit for the period of $137,891 versus a gross loss of $9,617 for the comparable period of 2002. This large change was attributable to streamlining costs of connecting new customers through third party arrangements.

The Company's costs of operations for the period were $1,572,617, as compared to $2,107,443 during the same period last year. This reduction of 25.4% was the result of further cost cutting measures, specifically related to general and administration, below

General and administration expenses for the six months ended March 31, 2003 decreased $464,216 to $739,416 or 38.6% over the comparable period in 2002. This was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration. During this period the Company expended $20,000 on investor relations.

Sales and marketing expenses for the six months ended March 31, 2003 increased $134,171 to $253,848, an increase of 112% from the comparable period of 2002. This increase was mainly due to additional sales staff and consultants, as the Company continues to focus on additional sales and marketing activities in order to increase awareness and acceptance of the Company's products and services.

During the period ended March 31, 2003, the Company expensed $312,977 on research and development costs, as compared to $339,121 during the same period last year. The decrease of 7.7% is the result of a reduction in staffing

Amortization decreased by $178,637, to $266,376 for the period, as compared to $445,013 during the comparable period of 2002. This reduction is the result of the Company replacing old expensive equipment with more cost effective equipment.

The Company recorded a six month net loss of $1,389,995 or $0.02 per share compared to a gain of $518,801 or $0.01 per share in the same period last year. The gain at March 31, 2002 was the result of the expense recovery of $2,746,944, associated with the filing by the Company's US Subsidiary, PhotoChannel, Inc under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001.

Excluding expense recoveries from both periods, the Company's net loss from operations for the six month period ended March 31, 2003 was $1,553,414, as compared to $2,228,143 during the comparable period in 2002. This 30% reduction was due to a significant reduction in expenses related to accounting and legal, office, travel, salary and consulting expenses and general corporate administration, along with an increase in revenues and gross profit.

Financings

On January 29, 2003, the Company announced that it had closed a private placement in the amount of $566,947, which was completed by directors of the Company.

Legal Proceedings

Other than as set out below, as of May 30, 2003 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the Company, commenced proceedings against the Company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the Company filed its statement of defence.

2. On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for (US)$317,000. He claimed that he was owed severance under an employment contract dated July 26, 2000. Mr. Tesser's employment with PhotoChannel, Inc. was terminated in November 2000. Mr. Tesser is also seeking payment from the Company for an alleged guarantee of the terms of the employment contract by the Company.

The Company, PhotoChannel Inc. and Mr. Tesser negotiated the proposed terms of a settlement of this dispute, but negotiations broke down. On August 2, 2002, the Company received notice from the American Arbitration Association that the arbitrator had ruled on the claim, in favour of the Claimant in the amount of US$106,000.

Subsequent to the Arbitrator's Award on August 2, 2002 Arthur Tesser made petition to the Supreme Court of the State of New York - New York County seeking confirmation of the Arbitrator's Award. On October 25, 2002 the Company received notice from the Supreme Court of the State of New York - New York County confirming the Award of the Arbitrator, which was granted on default. On May 7, 2003, Arthur Tesser filed a statement of claim in the Supreme Court of British Columbia to enforce a claim on debt on a foreign judgement in the amount of $183,276.97, based on the exchange rate on November 21, 2002. The Company intends to defend itself against the enforcement of this Award.

3. On March 3, 1999, the Company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the Company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The Company intends to defend itself against the enforcement of this judgment.

4. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The Company is disputing the claim.

5. On February 24, 2003, Next Phase Strategy Marketing Inc., formerly Ullrich Schade & Associates, of West Georgia Street, Vancouver, BC filed a claim in the Provincial Court of British Columbia (Small Claims Court), alleging an amount owing of $10,000, plus filing fees for services purportedly provided to the Company. The Company is disputing the claim.

6. On May 5, 2003, Mel Mulligan of PO Box 435, 128 Glenncastle Drive, Carp, Ontario, commenced an action in the Supreme Court of British Columbia, claiming $18,527.57, for the provision of services. The Company is disputing the claim.

7. On May 16, 2003, Andy Fenton of 61 Petman Avenue, Toronto, Ontario, commenced an action in the Provincial Court of British Columbia (Small Claims Court), claiming $5,900.16, for the provision of services. The Company is disputing the claim.

Subsequent Events

On April 15, 2003, the Company's affiliate, PhotoChannel Networks Limited Partnership, announced that it had entered into an agreement with Wal-Mart Canada Corp. for the provision of its Network.

Liquidity and Solvency

As at March 31, 2003, the Company had a working capital deficiency of $2,228,024 compared to a working capital deficiency of $2,601,835 at September 30, 2002. The cash and cash equivalents on hand at March 31, 2003 was $62,557. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, we may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing and product deployment and development expenditures, resulting in delays in meeting our business objectives.

/s/Peter Scarth /s/Cory Kent

Peter Scarth Cory Kent

Chairman & CEO Director

May 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: June 19, 2003

/s/Robert Chisholm

CFO